November 5, 2018

Glenn Tynan
Chief Financial Officer
CURTISS WRIGHT CORP
130 Harbour Place Drive, Suite 300
Davidson, North Carolina 28036

       Re: CURTISS WRIGHT CORP
           Form 10-K for the fiscal year ended December 31, 2017
           Filed on February 22, 2018
           Form 10-Q for the period ended June 30, 2018
           Filed on July 26, 2018
           File No. 001-00134

Dear Mr. Tynan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2018

2. Revenue, page 12

1. Given you have historically considered incentives, awards, price escalations, liquidated damages and penalties related to performance on contracts in estimating revenue, please expand your disclosures to highlight whether any of the consideration in your contracts is considered variable and whether such consideration is typically constrained. Your disclosures should also highlight the methods, inputs and assumptions used for estimating any variable consideration. See ASC 606-10-50-12(b) and ASC 606-10-50-20.

       In closing, we remind you that the company and its management are responsible for the
 Glenn Tynan
CURTISS WRIGHT CORP
November 5, 2018
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 with any questions.



                                                          Sincerely,
FirstName LastNameGlenn Tynan
                                                          Division of
Corporation Finance
Comapany NameCURTISS WRIGHT CORP
                                                          Office of
Manufacturing and
November 5, 2018 Page 2                                   Construction
FirstName LastName